Descartes Reports Results for Second Quarter of Fiscal 2005

Results include impact of previously announced restructuring

WATERLOO, ONTARIO, September 2, 2004 — The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), today announced unaudited financial results for the second quarter of its 2005 fiscal year (Q2FY05) which ended on July 31, 2004.

"We have made significant progress in aligning our operating expenses with visible and recurring revenues and anticipate that our expense reduction initiatives will positively impact our financial performance going forward," said Art Mesher, Descartes’ executive vice president of corporate strategy and one of two members of Descartes’ Office of the CEO.

Total revenues for Q2FY05 were $11.1 million, down 27 percent when compared with total revenues in the second quarter last fiscal year of $15.2 million. The loss for Q2FY05 was $22.7 million, or $0.56 per share, compared to a loss of $14.7 million, or $0.29 per share, for the same quarter last fiscal year. The results of the second quarter were significantly impacted by specific expense reduction initiatives first announced by the Company on May 17, 2004. These initiatives, and the results achieved to date, are summarized below:

Downsizing of Operations
On May 17, 2004 the Company announced it was undertaking a downsizing of its global staff by approximately 130 employees. In proceeding with this initiative, the Company identified additional opportunities for cost-savings and efficiencies that impacted approximately 35 additional employees resulting in a total downsizing initiative that impacted approximately 45 per cent of the Company’s pre-downsizing workforce. Following these downsizing initiatives, the Company now has 215 full-time employees.

Office Closures, Lease Terminations and Cancellation of Operating Contracts
On May 17, 2004, the Company announced it would close certain offices and cancel certain leases, consulting and other operating contracts. In pursuing this initiative, the Company consolidated its operations into Waterloo, Ontario and Atlanta, Georgia, and closed some regional offices in the U.S., Brazil, France, Germany, the Netherlands, Hong Kong and China. The Company has exited various leases and cancelled operating contracts relating to these regional operations. Descartes will target market opportunities in those countries it exited in Asia Pacific, Europe, the Middle East and Africa (EMEA), and Latin America indirectly through strategic partnership and reseller programs.

Restructuring Charge
On May 17, 2004, the Company indicated that it expected to record a restructuring charge of between $5.5 and $6.5 million related to its expense reduction initiatives, with the majority of this charge in Q2FY05. The Company subsequently undertook the additional downsizing of operations described above contributing to a restructuring charge of $7.4 million recorded in Q2FY05. The Company does not expect further significant restructuring charges related to these initiatives.

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Non-Cash Charge for Asset Redundancy
On May 17, 2004, the Company indicated that it would record a charge for any capital asset redundancy resulting from the expense reduction initiatives and that any such charge would be in addition to the restructuring charge. The Company completed its review of assets for redundancy in Q2FY05 and determined that certain assets such as leaseholds, office furniture, and employee and network computer hardware and software were redundant. As a result, the Company recorded a non-cash charge of $5.8 million in Q2FY05 related to the write-down of these assets.

Quarterly Expense Savings
On May 17, 2004, the Company indicated that it expected to realize quarterly savings in expenses as a result of the expense reduction initiatives of approximately $7.0 million beginning with the Company’s third fiscal quarter ending October 31, 2004. The Company continues to expect to achieve these savings beginning in the third quarter and, as a result of the additional downsizing of operations, expects to realize additional quarterly expense savings beginning in the fourth quarter of fiscal 2005 of approximately $1.0 million.

Cash Usage
On May 17, 2004, the Company indicated that it expected the aggregate cash expenditure related to its expense reduction initiatives to be between $5.5 and $6.5 million, with $3.5 to $4.0 million in Q2FY05. With the additional downsizing of operations, the Company’s cash expenditure in Q2FY05 related to restructuring was $4.3 million. The Company expects the aggregate cash expenditure related to the expense reduction initiatives to be approximately $7.5 million.

The Company’s aggregate cash, cash equivalents and marketable securities at the end of Q2FY05 were $46.4 million. Cash usage in Q2FY05 related primarily to restructuring activities and operating expenses including insurance renewal premiums and interest payable on the Company’s outstanding convertible unsecured subordinated debentures. At the end of Q2FY05, $27.0 million aggregate principal amount of debentures was outstanding (excluding debentures held by Descartes’ subsidiary.)

Conference Call Today
Company management will discuss the Q2FY05 financial results and expectations for the business in a live conference call and audio Web cast with the financial community at 8:00 a.m. ET today. The live audio Web cast can be accessed at www.descartes.com/investors. Replays will also be available in two formats shortly after the completion of the conference call. A telephone replay will be accessible for 24 hours by dialing (888) 203-1112 or (719) 457-0820 and quoting reservation number 323565. An archived replay of the audio Web cast will also be available through the Descartes Web site at www.descartes.com/investors.

About Descartes
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a trusted provider of supply chain solutions. Helping companies reduce costs, save time, and enhance customer satisfaction, Descartes’ integrated suite of services provides connectivity and document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization. Enabling distribution-sensitive companies in industries such as retail, consumer packaged goods, manufacturing, transportation, third-party logistics, and distribution to optimize and gain real-time control of their inventory and assets; Descartes services are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

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Dollar amounts referenced in this press release are in U.S. currency. All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

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This release contains forward-looking statements that relate to Descartes': operating performance; financial results and condition; cash flow and use of cash; expense reduction initiatives and the timing and amount of resulting savings, related cash expenditures and restructuring charges; alignment of operating expenses and visible and recurring revenues; strategic partnership and reseller programs; and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, the ability to align operating expenses to visible and recurring revenues, the ability to achieve cost reductions on a timely basis; the ability to attract and retain key personnel; additional impairment charges required by applicable accounting principles; global economic, market and political conditions; and the factors discussed in the section entitled, "Risk Factors" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada.

CONTACT INFORMATION:
Kim Emmerson (519) 746-6114, ext. 2562 kemmerson@descartes.com

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The Descartes Systems Group Inc.
Consolidated Balance Sheets
(US dollars in thousands; US GAAP; July 31 Data Unaudited)

	July 31	January 31
	2004	2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents	11,840	13,187
Marketable securities	24,583	34,586
Accounts receivable
Trade	10,043	12,986
Other	2,316	3,501
Prepaid expenses and other	2,387	3,045
	51,169	67,305
MARKETABLE SECURITIES	10,000	17,279
CAPITAL ASSETS	8,083	13,452
LONG-TERM INVESTMENTS	3,300	3,300
GOODWILL	-	18,038
INTANGIBLE ASSETS	6,133	8,264
DEFERRED CHARGES AND OTHER ASSETS	236	1,021
	78,921	128,659

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	1,860	4,743
Accrued liabilities	8,623	3,609
Deferred revenue	2,523	2,860
	13,006	11,212
CONVERTIBLE DEBENTURES	26,995	26,995
	40,001	38,207

SHAREHOLDERS' EQUITY
Common shares - unlimited shares authorized; Shares issued and outstanding 40,705,811 and 40,705,811	364,907	364,907
Additional paid-in capital	81,658	81,667
Unearned deferred compensation	(261)	(339)
Accumulated other comprehensive loss	(346)	(387)
Accumulated deficit	(407,038)	(355,396)
	38,920	90,452
	78,921	128,65

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The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share amounts; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31	July 31	July 31	July 31
	2004	2003	2004	2003
REVENUES	11,065	15,219	24,321	29,406
COST OF REVENUES	5,892	4,690	11,357	9,470
GROSS MARGIN	5,173	10,529	12,964	19,936
EXPENSES
Sales and marketing	5,705	6,840	13,778	13,835
Research and development	2,844	2,067	6,634	4,187
General and administrative	4,714	2,669	9,632	6,402
Amortization of intangible assets	1,005	1,355	2,131	2,713
Impairment of goodwill	-	-	18,038	-
Restructuring costs and asset impairment	13,154	12,526	13,708	16,129
	27,422	25,457	63,921	43,266
LOSS FROM OPERATIONS	(22,249)	(14,928)	(50,957)	(23,330)
OTHER INCOME (EXPENSE)
Interest expense	(439)	(1,047)	(874)	(2,172)
Investment income	50	379	296	898
Gain on purchase of convertible debentures	-	904	-	904
	(389)	236	(578)	(370)
LOSS BEFORE INCOME TAXES	(22,638)	(14,692)	(51,535)	(23,700)
INCOME TAX EXPENSE - CURRENT	(61)	(14)	(107)	(24)
LOSS	(22,699)	(14,706)	(51,642)	(23,724)
LOSS PER SHARE
Basic and diluted	(0.56)	(0.29)	(1.27)	(0.46)
WEIGHTED AVERAGE SHARES OUTSTANDING
Basic and diluted (thousands)	40,706	50,470	40,706	51,335

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The Descartes Systems Group Inc.
Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31	July 31	July 31	July 31
	2004	2003	2004	2003
OPERATING ACTIVITIES
Loss	(22,699)	(14,706)	(51,642)	(23,724)
Adjustments to reconcile loss to cash provided by (used in) operating activities:
Depreciation	508	578	1,118	1,153
Amortization of intangible assets	1,005	1,355	2,131	2,713
Impairment of goodwill	-	-	18,038	-
Write-off of redundant assets	5,770	-	5,770	-
Amortization of convertible debenture costs	64	154	128	323
Amortization of deferred compensation	34	36	69	101
Gain on purchase of convertible debentures	-	(904)	-	(904)
Changes in operating assets and liabilities:
Accounts receivable
Trade	2,790	(901)	2,943	(1,059)
Other	80	(386)	1,185	573
Prepaid expenses and other	(253)	(831)	(460)	(1,438)
Deferred charges and other assets	299	30	721	(470)
Accounts payable	(1,215)	(1,289)	(2,883)	(2,966)
Accrued liabilities	4,133	2,050	5,557	1,987
Deferred revenue	(613)	(177)	(337)	(374)
Cash used in operating activities	(10,097)	(14,991)	(17,662)	(24,085)
INVESTING ACTIVITIES
Short-term marketable securities	7,191	(5,195)	10,003	3,326
Long-term marketable securities	1,849	100,076	7,279	97,461
Additions to capital assets	(96)	(1,031)	(967)	(2,654)
Acquisition of subsidiaries	-	(100)	-	(100)
Cash provided by investing activities	8,944	93,750	16,315	98,033
FINANCING ACTIVITIES
Purchase of convertible debentures	-	(43,274)	-	(43,274)
Purchase of common shares	-	(27,228)	-	(27,228)
Issuance of common shares for cash	-	-	-	17
Cash used in financing activities	-	(70,502)	-	(70,485)
Increase (decrease) in cash and cash equivalents	(1,153)	8,257	(1,347)	3,463
Cash and cash equivalents at beginning of period	12,993	16,401	13,187	21,195
Cash and cash equivalents at end of period	11,840	24,658	11,840	24,658

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